

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

January 17, 2017

Thomas Tang
Chief Executive Officer
Arem Pacific Corporation
47 Mount Pleasant Road
Nunawading, Victoria
Australia 3131

> **Re: AREM Pacific Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2016**
> **Filed October 11, 2016**
> **File No. 333-207099**

Dear Mr. Tang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Independent Auditor's Report to The Board Of Directors and Stockholders of AREM Pacific Corporation Delaware, Ohio, pg. 18

1.   Please ask your auditor to revise its report to state, if true, that it conducted its audit in accordance with PCAOB standards and conform its report accordingly. Refer to PCAOB AS # 1 and AU-C Section 700.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications